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r/FundRise • 4 days ago
BenMillerise

Fundrise VC business and focus on real estate

Fundrise News

Hey u/jeffwinger_esq,

First, I want to say thanks for sharing your feedback. As I often repeat, I am appreciative of skepticism from investors like yourself (especially around traditional fund managers and the private equity industry in general), it's the very same thinking that led us to start Fundrise in the first place.

To help address some of the points you made, I want to try and break them apart into separate categories, the first being concerns around a shift in our focus and the second being around the quality of the venture portfolio.

Given some of the other discussions that have occurred here, I am planning on sharing a longer post to address the topic of our focus on real estate, but in terms of the relative importance of VC compared to real estate, I think the perception may be overstated. In hindsight this may be fair given our outward communications of late, but I can say with confidence that internally the day-to-day operations tell a different story.

The Fundrise team is about 250 people, of which 60 are in the real estate department and those individuals spend 110% of their time obsessed with the nuance minutiae of every aspect of our portfolio.

That real estate portfolio is invested in about $7 billion of property whereas our venture portfolio consists of about $125M invested in private companies (i.e., 4% of equity AUM). So, by pretty much every measure, we are by far more focused on real estate.

In terms of your critiques of our venture portfolio, obviously I feel differently. This is not to say that some of the points you make are not valid generally. It is true that venture tends to be a more volatile and arguably riskier investment than real estate. And that at different stages of a company and at different points in the cycle things like control, liquidation preference, fund fees, etc... all do matter.

But, in this instance, while you're generally right, I don't agree specifically in terms of the current class of pre-IPO companies.

Let's take Databricks as an example, today the company has reported roughly ~$3 billion in revenue at a +$50B valuation with 50-60% growth rate, and an incredibly exciting new product line up. It is considered by many to be one of (if not) the most attractive private tech companies in the world. Given these factors, it's reasonable to expect that the company is able to complete a successful IPO in the next several years, rendering the concerns about common vs. preferred stock immaterial.

This same case would be true with most of the top pre-IPO companies like Stripe, Service Titan, Canva, etc. From a pure economic fundamentals standpoint, all would be in the top tier of public software companies in terms of revenue, growth rate, and market leadership.

In aggregate, the average company revenue of our venture portfolio is about $1 billion per year, making it a far cry from the risks common with early-stage VC that you've cited. (It's worth noting as well that for the few earlier stage companies in the portfolio, our major investments are in preferred shares and benefit from the same protections that you mention.)

Again, I want to be clear that I both understand and agree with your points about the risks of VC and about private investments more broadly. I worked for a tech startup from 1999 to 2001, which raised $16M from AT&T, pre-product. I was invested in three VC funds (Redleaf, Potomac Ventures, and e-Century) during the late 90s that essentially went to zero. I managed a $500M portfolio through the 2008 Crisis, have lived through my lenders going bankrupt, and have dealt with having to buy my properties back out of the lenders own bankruptcy proceedings. This is not my first rodeo.

You're not wrong that in venture, particularly early stage, success is a high-risk volume game -- you make dozens of bets knowing that only 1 or 2 may really pay off. In venture you make all your money on one deal, whereas in real estate you can lose all your money on one deal. There's a fundamental difference in temperament and strategy between the two assets.

We don't pretend that much of early stage venture isn't largely about luck. In fact, we discussed that at length when we originally launched the venture fund in the first place and why we have largely focused on late-stage companies.

Unlike many of the funds that it sounds like you've worked with, Fundrise is as much an operating company as it is an investor. We have almost 100 software engineers on the team, not to mention the product, IT, and digital marketing departments. We've spent more than a decade designing, building, and rebuilding software products. And are arguably the only platform out of hundreds that was able to successfully build and scale a true direct-to-investor platform. All that to say I suspect that we view the companies we invest in through a slightly different lens.

We are also a customer of the vast majority of the companies in which we invested (more than 80% of the assets) we have invested in. We have built our business on top of their products. We've seen that really understanding it—both technically and as a business user—has been the best way to diligence our investments.

At the same time, we have also been using these new software products to improve the operations and investment management of our real estate portfolio (much of it behind the scenes and unbeknownst to most of our users). However, I expect that over the next 6-12 months, you'll increasingly see that the technology investments we made are strategic to the real estate business as well.

Admittedly, whether our VC initiative will be successful is yet unknown. However, if 50-60% of the portfolio goes public over the next couple years, I think the odds look good.

Onward,
Ben